Exhibit 99.1

June 2nd, 2026

Betterware de México Completes Acquisition of Tupperware’s Operations in Latin America

Closing marks a transformative milestone in BeFra’s strategy of building Latin America’s leading direct-selling platform, uniting three iconic brands—Betterware, Jafra, and Tupperware—under BeFra’s proven, scalable commercial growth model

Guadalajara, Mexico, June 2nd, 2026 -- Betterware de México, S.A.P.I. de C.V. (NYSE: BWMX) (“BeFra” or the “Company”), the parent company of Betterware and Jafra, today announced the successful completion of its previously announced acquisition of 100% of the Tupperware brand’s operating assets in Latin America, primarily in Mexico and Brazil (“Tupperware Latin America”), together with a perpetual, royalty-free, and exclusive license to the “Tupperware” brand for the entire LatAM region[1]. The closing follows the receipt of all required regulatory approvals, including the clearance from the Comisión Nacional Antimonopolio (formerly COFECE), Mexico’s antitrust authority, the approval of BeFra’s shareholders, and the satisfaction of all other closing conditions.

Luis G. Campos, BeFra’s Chairman of the Board, stated: “The completion of the Tupperware acquisition represents a defining moment for BeFra and a transformative step in our journey of building the leading consumer-products platform in Latin America. Tupperware is one of the most iconic and beloved brands in the world, and we are honored to welcome its distributors, independent sales representatives, and employees to the BeFra family. We are confident that, by combining Tupperware’s heritage with our proven direct-to-consumer capabilities, product innovation engine, and operational excellence, we will reignite sustainable, long-term growth and deliver meaningful value for all our stakeholders.”

Andrés Campos, Chief Executive Officer of BeFra, added: “The closing of this transaction is a major step in our regional strategy. Brazil represents one of the most attractive consumer markets in Latin America, and the addition of Tupperware’s established platform in the country, alongside its leading position in Mexico, materially expands our regional reach and accelerates BeFra’s consolidation as the leading direct-selling platform across Latin America. With Tupperware now part of our portfolio, we are uniquely positioned to capture identified revenue and cost synergies across our three brands, deploy BeFra’s proven commercial growth model, and unlock the full potential of our integrated manufacturing and distribution capabilities. Each brand will retain its distinct consumer value proposition and operate as an independent business unit, supported by BeFra’s shared capabilities in product innovation, technology, and business intelligence.”

1 Licenses in Argentina will be effective starting September 2026.

Transaction Overview

Consistent with the terms announced on January 19, 2026, BeFra acquired the business for total consideration of US$250 million on a debt-free, excess-cash-free basis, comprised of US$215 million in cash funded with debt and US$35 million in newly issued BeFra shares. The shares issued to the seller are subject to customary registration rights and a lock-up of up to nine months from the closing date.

The acquired operations in Mexico and Brazil closed FY2025 in line with the estimates disclosed at announcement. The acquired operations have continued to be in line with the financial profile presented at the time of the transaction announcement. We have seen a slight outperformance led by Mexico, where the business is delivering stronger growth momentum than initially anticipated. The tables below provide a summary of key financial metrics for Tupperware Latin America’s operations in Mexico and Brazil, as well as on a consolidated basis, comparing the figures disclosed at announcement (FY2025E) with actual FY2025 results and performance as of 1Q26:

Consolidated

Metric (US$ million)	At Announcement (FY2025E)	Actual FY2025	1Q26
Revenue	$269	$270	$75
Adjusted EBITDA	$81	$82	$21
Adjusted EBITDA Margin	~30%	~30%	~28%
Net Income	$45	$48	$14
Free Cash Flow (est.)	$38	$39	$13
Implied EV/EBITDA Multiple	3.1x	3.0x

Mexico

Metric (US$ million)	At Announcement (FY2025E)	Actual FY2025	1Q26
Revenue	$175	$179	$49
Adjusted EBITDA	$73	$74	$22

Metric (US$ million)	At Announcement (FY2025E)	Actual FY2025	1Q26
Net Income	$44	$44	$15
Free Cash Flow (est.)	$39	$39	$14

Brazil

Metric (US$ million)	At Announcement (FY2025E)	Actual FY2025	1Q26
Revenue	$94	$91	$26
Adjusted EBITDA	$8	$8	-$1
Net Income	$1	$4	-$1
Free Cash Flow (est.)	-$2	$0	-$1

Note: Figures at announcement reflect BeFra’s estimates based on diligence review as disclosed on January 19, 2026. Actual FY2025 and 1Q26 figures correspond to the acquired operations in Mexico and Brazil and have been prepared on a management basis. Implied EV/EBITDA multiples are calculated based on total transaction consideration of US$250 million on a debt-free, excess-cash-free basis. Free Cash Flow is estimated as Adjusted EBITDA minus capital expenditures and changes in working capital, and is presented as a non-IFRS measure.

Capital Structure and Earnings Accretion

Based on actual FY2025 closing figures of Tupperware Latin America, pro forma leverage stands at 1.9x Net Debt / EBITDA 2025[2], reflecting a conservative capital structure that remains appropriate for a transaction of this size and that preserves meaningful financial flexibility, consistent with BeFra’s disciplined approach to balance sheet management and its existing dividend policy. On a pro forma basis, comparing BeFra’s standalone FY2025 EPS of US$1.46 with the pro forma combined FY2025 EPS including Tupperware Latin America and adjusted for the acquisition financing costs, the transaction resulted in a pro forma combined EPS of US$2.11, representing an earnings accretion of approximately 44.5% to BeFra’s shareholders and confirming the immediately accretive nature of the transaction.

Strategic Rationale

The acquired business is a vertically integrated platform supported by more than 140 distributors and over 200,000 independent sales representatives, with top-tier manufacturing operations in Mexico and Brazil. Tupperware Latin America will operate as an independent business unit within the BeFra platform, preserving its distinctive consumer value proposition while benefiting from the same operating playbook that BeFra has successfully deployed across its existing portfolio, including the renewal of Jafra following its acquisition in 2022. BeFra has identified the following principal sources of value creation:

1.	Successful operations at attractive scale and profitability in Mexico and Brazil. Tupperware’s operations in its two principal Latin American markets benefit from established commercial infrastructure, vertically integrated manufacturing, and a long track record of profitability and cash-flow generation, providing BeFra with a high-quality platform from which to drive its next phase of value creation.
2.	Strength of the Tupperware brand across Latin America. Tupperware is one of the most iconic and trusted consumer brands in the region, with deep brand equity, strong consumer recognition, and broad distribution reach, providing a durable foundation on which to reignite growth.
3.	Deployment of the BeFra commercial growth model. BeFra intends to apply across Tupperware Latin America the same proven commercial model deployed at Jafra, which has delivered approximately 18% revenue and 23% EBITDA CAGRs[3] from FY2022 to FY2025, encompassing product innovation, distributor productivity, technology and business intelligence, and operational excellence.
4.	Cost synergies across the combined platform. BeFra has identified meaningful cost synergies to be captured over the medium term, particularly across procurement, corporate overhead, and the optimization of the manufacturing footprint, leveraging the installed capacity of Tupperware’s plants in Mexico and Brazil across the broader brand portfolio.

Integration and Leadership

Tupperware Latin America will operate as an independent business unit under the BeFra umbrella, fully integrated within BeFra’s operating platform. The business will be led by Chief Executive Officer Andrés Campos and BeFra’s central management team, with strategic guidance and coaching from Chairman of the Board Luis

G. Campos, whose prior leadership of Tupperware Americas (1994–1999) provides valuable industry perspective to inform integration priorities and brand positioning. Day-to-day execution and operational decision-making will rest with the BeFra leadership team, supported by the deep industry experience of several BeFra executives who previously held senior roles at Tupperware in the region. This governance model is designed to ensure a precise and disciplined integration plan and the consistent deployment of BeFra’s commercial growth model across the brand portfolio.

2 Before the transaction BeFra’s leverage stood at 1.6x Net Debt / EBITDA 2025.

3 CAGR calculated from April 2022 (Jafra’s acquisition) to 2025.

About BeFra

BeFra (NYSE: BWMX) is one of the leading consumer-products platforms in Mexico and Latin America, and the parent company of Betterware, Jafra, and Tupperware. The Company specializes in innovative home solutions, beauty and personal care, and direct-to-consumer product categories, supported by proprietary distribution systems, world-class manufacturing capabilities, and a longstanding culture of operational excellence.

Advisors

DD3 Capital Partners acted as financial advisor to BeFra, with Greenberg Traurig and Demarest Advogados serving as BeFra’s legal advisors. Ankura Consulting Group, LLC is acting as financial and operational advisor, and Dechert LLP and Creel, García-Cuéllar, Aiza y Enríquez, S.C. are acting as legal advisors to Party Products, LLC.

Non-IFRS Measures

This press release contains information about the following non-IFRS financial measures: EBITDA and Adjusted EBITDA. EBITDA is defined as profit for the year adding back depreciation of property, plant and equipment and right-of-use assets, amortization of intangible assets, financing cost (net), and total income taxes. Adjusted EBITDA further excludes gains or losses on the sale of fixed assets and adds back other non-recurring expenses. EBITDA and Adjusted EBITDA are not measures required by or presented in accordance with IFRS, have limitations as analytical tools, and should not be considered in isolation from, or as a substitute for, our results as reported under IFRS. The Company believes these measures are useful to investors because they are used internally to analyze operating profitability and provide comparability with industry peers.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this press release that are not historical, including statements regarding integration plans, expected synergies, accretion, leverage, and the financial and operational results of the combined business, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks, uncertainties, and assumptions that are difficult to predict; accordingly, actual results may differ materially. Such risks include, without limitation, our ability to integrate the acquired business and realize expected synergies, general economic conditions, competitive dynamics, input cost fluctuations, and other risks described under “Risk Factors” in our most recent Annual Report on Form 20-F and in our subsequent filings with the SEC. Forward-looking statements speak only as of the date of this press release, and the Company undertakes no obligation to update them except as requ ired by law.

Contacts

Company: BeFra IR — iroffice@better.com.mx — +52 (33) 3836 0500 Ext. 2011

Investor Relations: InspIR — Barbara Cano / Ivan Peill — barbara@inspirgroup.com / ivan@inspirgroup.com

Source: Betterware de México, S.A.P.I. de C.V.